EXHIBIT 99.5
Notice to ASX/LSE

Key Dates

7 January 2021

Set out below are the key dates for Rio Tinto for the 2021 calendar year.

Date	Event
2020 Final dividend
17 February 2021	2020 full year results announcement
4 March 2021	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend”
5 March 2021	Record date
23 March 2021	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
8 April 2021	Currency conversion date
15 April 2021	Payment date
2021 Interim dividend
28 July 2021	2021 half year results announcement
12 August 2021	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend”
13 August 2021	Record date
2 September 2021	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
16 September 2021	Currency conversion date
23 September 2021	Payment date
2021 Annual general meetings
2 February 2021	Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2021 annual general meetings
9 April 2021	Rio Tinto plc annual general meeting
6 May 2021	Rio Tinto Limited annual general meeting

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T +44 20 7781 1517 M +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.